UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended February 3, 2008
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
Tel: (65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F    ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☑ No
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FINANCIAL INFORMATION
Condensed Consolidated Financial Statements — Unaudited
AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED
(IN MILLIONS)

	Quarter Ended
	February 3, 2008	January 31, 2007
Net revenue	$402	$375
Costs and expenses:
Cost of products sold:
Cost of products sold	230	235
Amortization of intangible assets	14	15
Restructuring charges	1	14

Total cost of products sold	245	264
Research and development	66	50
Selling, general and administrative	50	57
Amortization of intangible assets	7	7
Restructuring charges	2	8

Total costs and expenses	370	386
Income (loss) from operations	32	(11)
Interest expense	(25)	(29)
Loss on extinguishment of debt	(10)	—
Other income, net	1	1

Loss from continuing operations before income taxes	(2)	(39)
Provision for income taxes	3	3

Loss from continuing operations	(5)	(42)
Income from and gain on discontinued operations, net of income taxes	9	48

Net income	$4	$6

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS — UNAUDITED
(IN MILLIONS, EXCEPT SHARE AMOUNTS)

	February 3,	October 31,
	2008	2007 (1)
ASSETS

Current assets:
Cash and cash equivalents	$61	$309
Trade accounts receivable, net	235	218
Inventory	153	140
Assets of discontinued operation	—	25
Other current assets	28	25

Total current assets	477	717
Property, plant and equipment, net	293	292
Goodwill	145	122
Intangible assets, net	773	777
Other long-term assets	48	43

Total assets	$1,736	$1,951

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$201	$194
Employee compensation and benefits	40	56
Accrued interest	14	34
Capital lease obligations — current	2	2
Other current liabilities	30	44

Total current liabilities	287	330

Long-term liabilities:
Long-term debt	705	903
Capital lease obligations — non-current	5	4
Other long-term liabilities	54	30

Total liabilities	1,051	1,267

Commitments and contingencies (Note 13)

Shareholder’s equity:
Ordinary shares, no par value; 210,460,262 shares issued and outstanding on February 3, 2008 and October 31, 2007	1,072	1,066
Accumulated deficit	(391)	(386)
Accumulated other comprehensive income	4	4

Total shareholder’s equity	685	684

Total liabilities and shareholder’s equity	$1,736	$1,951

(1)	Amounts as of October 31, 2007 have been derived from audited financial statements as of that date.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED
(IN MILLIONS)

	Quarter Ended
	February 3, 2008	January 31, 2007
Cash flows from operating activities:
Net income	$4	$6

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	39	45
Amortization of debt issuance costs	1	1
Gain on discontinued operations	(9)	(48)
Loss on extinguishment of debt	5	—
Share-based compensation	7	10
Changes in assets and liabilities, net of acquisition and dispositions:
Trade accounts receivable	(13)	11
Inventory	(12)	3
Accounts payable	6	(29)
Employee compensation and benefits	(16)	(25)
Other current assets and current liabilities	(39)	(56)
Other long-term assets and long-term liabilities	14	6

Net cash used in operating activities	(13)	(76)

Cash flows from investing activities:
Purchase of property, plant and equipment	(15)	(11)
Acquisitions, net of cash acquired	(38)	—
Purchase of intangible assets	(6)	—
Proceeds from sale of discontinued operations	25	55

Net cash (used in) provided by investing activities	(34)	44

Cash flows from financing activities:
Debt repayments	(200)	—
Cash settlement of equity awards	(1)	—

Net cash used in financing activities	(201)	—

Net decrease in cash and cash equivalents	(248)	(32)
Cash and cash equivalents at the beginning of period	309	272

Cash and cash equivalents at end of period	$61	$240

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Overview and Basis of Presentation
Overview
     Avago Technologies Finance Pte. Ltd. (“we,” the “Company,” “Avago Finance” or “Successor”) was organized under the laws of the Republic of Singapore in September 2005. We are the successor to the Semiconductor Products Group business segment (“SPG” or “Predecessor”) of Agilent Technologies, Inc. (“Agilent”). On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion (the “SPG Acquisition”).
     Avago Finance is a wholly owned subsidiary of Avago Technologies Holding Pte. Ltd. (“Holdings”), which is wholly owned by Avago Technologies Limited (“Parent”). All three of these companies were formed for the purpose of facilitating the SPG Acquisition and are collectively referred to as the “Holding Companies.”
     We are a global supplier of analog interface components for communications, industrial and consumer applications. Our operations are primarily fabless, which means that we rely on independent foundries and third-party contractors to perform most manufacturing, assembly and test functions. This strategy allows us to focus on designing, developing and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals.
Basis of Presentation
Fiscal Periods
     We adopted a 52- or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year will end on the Sunday closest to October 31. Our first quarter for fiscal 2008 ended on February 3, 2008, and the second, third and fourth quarter will end on May 4, 2008, August 3, 2008 and November 2, 2008, respectively.
Information
     The unaudited condensed consolidated financial statements include the accounts of Avago Finance and all of its subsidiaries and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Intercompany transactions and balances have been eliminated in consolidation.
     Interim information presented in the unaudited condensed consolidated financial statements has been prepared by management and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended October 31, 2007 included in our Form 20-F filed with the Securities and Exchange Commission (“SEC”) on December 13, 2007, as amended on February 29, 2008 (the “Form 20-F”).
     The operating results for the quarter ended February 3, 2008 are not necessarily indicative of the results that may be expected for the year ending November 2, 2008 or for any other future period. The balance sheet as of October 31, 2007 is derived from the audited financial statements as of that date.
     Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.
     Taxes on income. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

     We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment would be charged to earnings in the period such determination is made.
     In July 2006, the FASB issued Financial Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN No. 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and as a result, was effective for us on November 1, 2007. See Note 9. “Income Taxes” for additional information, including the effects of adoption on our unaudited condensed consolidated financial statements.
     Concentrations of credit risk and significant customers. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers’ financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.
     During the quarter ended February 3, 2008, two of our customers each accounted for 11% of our total revenue. During the quarter ended January 31, 2007, two of our customers each accounted for 13% and 11% of our total revenue, respectively. As of February 3, 2008, three of our customers, respectively, accounted for 16%, 11% and 10% of our net accounts receivable. As of October 31, 2007, two of our customers, respectively, accounted for 15% and 11% of our net accounts receivable.
     Earnings per share. Because we only have one shareholder (Holdings) and no common shares trading in a public market, information on earnings (loss) per share is not meaningful and has not been presented.
Recent Accounting Pronouncements
     In February 2008, the Financial Accounting Standard Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 157-2. This FSP delays the effective date of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The delay gives the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157 to these assets and liabilities. For items covered by the FSP, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We are currently assessing the impact that this FSP will have on our results of operations and financial position.
     In February 2008, the FASB issued FSP FAS 157-1. This FSP amends FAS No. 157 to exclude SFAS No. 13, “Accounting for Leases”, and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by SFAS No. 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. We are currently assessing the impact that this FSP will have on our results of operations and financial position.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141R will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141R expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed from contractual and non-contractual contingencies to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. SFAS No. 141R is effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141R will have on our results of operations and financial position.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of this new pronouncement and the related impact on our financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. We are currently assessing the impact of the adoption of this Statement.
2. Inventory
     Inventory consists of the following (in millions):

	February 3,	October 31,
	2008	2007
Finished goods	$54	$44
Work-in-process	81	78
Raw materials	18	18

Total inventory	$153	$140

3. Eltra Acquisition
     On January 21, 2008, we acquired all outstanding shares of Eltra S.p.A (“Eltra”), a privately-held company, for $29 million (net of cash acquired of $2 million) plus $9 million repayment of Eltra’s existing debt (the “Eltra Acquisition”). The purchase price was allocated to the acquired net assets based on preliminary estimates of fair values as follows: total assets of $47 million, including intangible assets of $11 million, goodwill of $23 million, and total liabilities of $7 million (which include $2 million of loan secured by land and building in Italy). From the acquisition date, the results of operations of Eltra were included in our unaudited condensed consolidated statements of operations and were not material to revenues or net loss for the period following acquisition. If we accounted for the acquisition as if it had been acquired as of the beginning of fiscal year 2008 and fiscal year 2007, pro forma revenues and net loss for the three month periods ended February 3, 2008 and January 31, 2007, respectively, would not have been materially different than reported amounts.
4. Goodwill
     The following table summarizes the changes in goodwill (in millions):

Balance as of October 31, 2007	$122
Eltra Acquisition	23

Balance as of February 3, 2008	$145

5. Intangible Assets
     The components of amortizable purchased intangibles as of February 3, 2008 and October 31, 2007 are shown in the table below (in millions):

	Gross Carrying	Accumulated
	Amount	Amortization	Net Book Value
As of February 3, 2008:
Purchased technology	$720	($131)	$589
Customer and distributor relationships	241	(57)	184
Order backlog	29	(29)	—
Other	2	(2)	—

Total	$992	($219)	$773

As of October 31, 2007:
Purchased technology	$714	($117)	$597
Customer and distributor relationships	230	(50)	180
Order backlog	29	(29)	—
Other	2	(2)	—

Total	$975	($198)	$777

     Amortization of intangible assets included in continuing operations was $21 million and $22 million for the quarters ended February 3, 2008 and January 31, 2007, respectively.
     During the quarter ended February 3, 2008, in connection with the Eltra acquisition we recorded $11 million of intangible assets with weighted-average amortization period of 6.8 years (see Note 3. “Eltra Acquisition”). During the quarter ended February 3, 2008, we also acquired $6 million of intangible assets from a third party.

     Based on the amount of intangible assets subject to amortization at February 3, 2008, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
2008 (remaining)	$64
2009	78
2010	77
2011	75
2012	75
2013	74
Thereafter	330

$773

     The weighted average amortization periods remaining by intangible asset category at February 3, 2008 were as follows:

Years
Amortizable intangible assets:
Purchased technology	11.2
Customer and distributor relationships	9.0
6. Senior Credit Facilities and Borrowings
Senior Credit Facilities
     We have a revolving senior secured credit facility in the amount of $375 million which includes capacity available for letters of credit and for borrowings and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of February 3, 2008, we had no borrowing amounts outstanding under the revolving credit facility, although we had $16 million of letters of credit outstanding under the facility, which reduces the amount available under the revolving credit facility on a dollar-for-dollar basis.
     We were in compliance with all financial and non-financial covenants relating to the senior secured credit facilities as of February 3, 2008.
Senior Notes and Senior Subordinated Notes
     In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/8% senior notes due December 1, 2013 (the “Senior Fixed Rate Notes”), (ii) $250 million principal amount of senior floating rate notes due June 1, 2013 (the “Senior Floating Rate Notes” and, together with the Senior Fixed Rate Notes, the “Senior Notes”), and (iii) $250 million principal amount of 11 7/8% senior subordinated notes due December 1, 2015 (the “Senior Subordinated Notes”). The Senior Notes and the Senior Subordinated Notes are collectively referred to as the “notes.” We received proceeds of $966 million, net of $34 million of related transaction expenses in the year ended October 31, 2006. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense. The rate for the Senior Floating Rate Notes was 10.62% at February 3, 2008.
     During the quarter ended April 30, 2007, we completed our “Modified Dutch Auction” tender offer and repurchased $77 million in principal amounts of the Senior Fixed Rate Notes and paid $7 million in early tender premium, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of $7 million early tender premium, $2 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses.
     During the quarter ended July 31, 2007, we repurchased $6 million in principal amounts of the Senior Fixed Rate Notes from the open market, resulting in a loss on extinguishment of debt of $1 million.
     During the quarter ended February 3, 2008, we redeemed $200 million in principal amount of the Senior Floating Rate Notes. We redeemed the Senior Floating Rate Notes at 2% premium of the principal amount, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of the $4 million premium, and a $6 million write-off of debt issuance costs and other related expenses.
Other Borrowing
     In connection with the Eltra acquisition, we assumed $2 million of loan secured by the land and building located in Italy. The loan is payable in equal quarterly installments until fiscal year 2022, a variable interest rate (currently at 5.69%). See also Note 3. “Eltra Acquisition.”

7. Restructuring Charges
     In the first quarter of 2007, we began to increase the use of outsourced providers in our manufacturing operations. In connection with this strategy, we introduced several severance programs to reduce our workforce, primarily in our major locations in Asia. As a result, during the quarters ended February 3, 2008 and January 31, 2007, we incurred total restructuring charges of $3 million and $22 million, respectively, predominantly representing one-time employee termination benefits.
     The significant activity within and components of the restructuring charges during the quarter ended February 3, 2008 are as follows (in millions):

	Employee
	Termination	Excess
	Costs	Lease	Total
Balance as of October 31, 2007	$5	$—	$5
Charges to cost of products sold	1		1
Charges to research and development	1		1
Charges to selling, general and administrative	—	1	1
Cash payments	(5)	(1)	(6)

Accrued restructuring as of February 3, 2008 - included in other current liabilities	$2	$—	$2

     The remaining balance of accrued restructuring as of February 3, 2008 is expected to be paid during the quarter ending May 4, 2008.
8. Share-Based Compensation
     Effective November 1, 2006 (fiscal year 2007), we adopted the provisions of SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”
     We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using the Black-Scholes valuation model with a straight-line amortization method. As SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards for the quarters ended February 3, 2008 and January 31, 2007 has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current market price of the underlying common stock. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our common stock.
     The impact on our results for share-based compensation was as follows (in millions):

	Quarter Ended
	February 3,	January 31,
	2008	2007
Cost of products sold	$—	$1
Research and development	1	—
Selling, general and administrative	6	9

Total share-based compensation expense	$7	$10

     The weighted-average assumptions utilized for our Black-Scholes valuation model were as follows:

	Quarter Ended
	February 3, 2008	January 31, 2007
Risk-free interest rate	3.8%	4.7%
Dividend yield	0.0%	0.0%
Volatility	43.0%	50.0%
Expected term (in years)	6.5	6.5
     The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 110.
     Based on the above assumptions, the weighted-average fair values of the options granted under the share option plans for the quarters ended February 3, 2008 and January 31, 2007 was $4.99 and $3.59, respectively.
     Based on our historical experience of pre-vesting option cancellations, we have assumed an annualized forfeiture rate of 15% for our options. Under the true-up provisions of SFAS No. 123R, we will record additional expense if actual forfeitures are lower than we estimated, and will record a recovery of prior expense if actual forfeitures are higher than we estimated.
     Total compensation cost of options granted but not yet vested, as of February 3, 2008, was $14 million, which is expected to be recognized over the weighted average period of 3 years.
          A summary of award activity is described as follows (in millions, except per-share amounts and contractual life):

	Awards Outstanding
				Weighted-
			Weighted-	Average
	Awards		Average	Remaining	Aggregate
	Available for	Number	Exercise Price	Contractual Life	Intrinsic
	Grant	Outstanding	Per Share	(in years)	Value
Outstanding as of October 31, 2007	6	20	$6.07
Granted	(1)	1	10.22
Cancelled	2	(2)	5.05

Outstanding as of February 3, 2008	7	19	6.31	7.84	$74

Vested as of February 3, 2008		6	4.70	6.92	33
Vested and expected to vest as of February 3, 2008		14	6.08	7.70	58
     The following table summarizes significant ranges of outstanding and exercisable awards as of February 3, 2008 (in millions, except exercise price amounts and contractual life):

	Awards Outstanding			Awards Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise Price	Number	Exercise Price
Exercise Prices	Outstanding	Life (in years)	Per Share	Exercisable	Per Share
$ 1.25	1	4.87	$1.25	1	$1.25
5.00	12	7.37	5.00	5	5.00
6.48	1	8.52	6.48	—	6.48
10.22	5	9.27	10.22	—	10.22

Total	19			6

9. Income Taxes
     We adopted the provisions of FIN No. 48 on November 1, 2007. As a result of the implementation of FIN No. 48, our total unrecognized tax benefit was approximately $22 million at date of adoption, for which it recognized approximately an $10 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the November 1, 2007 balance of retained earnings of approximately $8 million and an increase to deferred tax assets of $2 million.
     We recognized interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.
     During the years ended October 31, 2007 and 2006, we did not recognize an accrual for penalties and interest. Upon adoption of FIN No. 48 on November 1, 2007, we increased our accrual for interest and penalties to approximately $1 million, which was also accounted for as a reduction to the November 1, 2007 balance of retained earnings. There were no significant changes to this amount during the first quarter of fiscal 2008.
     The federal, state, and foreign net operating loss carryforwards per the income tax returns filed included uncertain tax positions taken in prior years. Due to the application of FIN No. 48, they are larger than the net operating loss deferred tax asset recognized for financial statement purposes.
     Included in the balance of unrecognized tax benefits at November 1, 2007 are approximately $17 million of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at November 1, 2007 are approximately $5 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes. There were no significant changes to the unrecognized tax benefits during the first quarter of fiscal 2008.
     Although timing of the resolution and/or closure on audits is highly uncertain, we do not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next 12 months.
     We are subject to taxation in Singapore and various foreign jurisdictions. Our fiscal year 2006 and onward is subject to examination by the tax authorities.
     For the quarter ended February 3, 2008, we recorded an estimated income tax provision of $3 million on continuing operations compared to $3 million for the quarter ended January 31, 2007.
     We plan to maintain a full valuation allowance in jurisdictions with net losses until sufficient positive evidence exists to support the reversal of valuation allowances.
10. Discontinued Operations
Infra-red Operation
     In October 2007, we entered into a definitive agreement to sell our infra-red operations to Lite-On Technology Corporation (“Lite-On”) for $19 million in cash, $2 million of contingent payment which we expect to receive in our quarter ending May 4, 2008, and the right to receive guaranteed cost reductions or rebates based on our future purchases of non infra-red products from Lite-On (of which we recorded as an asset based on the estimated fair values of the future cost reductions or rebates). Under the agreement, we also agreed to a minimum purchase commitment of non infra-red products over the next three years. This transaction closed on January 10, 2008 resulting in a gain of approximately $3 million, which was reported as income from and gain on discontinued operations. The transaction is subject to final adjustments which are expected to be finalized during the second quarter of fiscal year 2008.
     The following table represents the significant assets of the infra-red operation that were sold as of the closing date of the transaction (in millions):

Company
Assets:
Inventory	$4
Property, plant and equipment, net	1
Intangible assets, net	21

Total assets of discontinued operation	26

     The following table summarizes the results of operations of the infra-red operation, included in discontinued operations in our unaudited condensed consolidated statements of operations for the quarters ended February 3, 2008 and January 31, 2007 (in millions):

	Quarter Ended
	February 3,	January 31,
	2008	2007
Net revenue	$4	$9
Costs, expenses and other income, net	(4)	(9)
Gain on sale of operation	3	—

Income and gain from discontinued operations, net of taxes	$3	$—

     During the quarter ended February 3, 2008, we also recorded a $6 million gain on discontinued operations, net of taxes, relating to a contingent payment received relating to our image sensor operation that was sold during the quarter ended January 31, 2007.
11. Related-Party Transactions
     We recorded $1 million of expenses for each of the quarters ended February 3, 2008 and January 31, 2007, for ongoing consulting and management advisory services provided by Kohlberg Kravis Roberts & Co. (“KKR”) and Silver Lake Partners (“Silver Lake”). Additionally we paid KKR and Silver Lake a total of $1 million in advisory fees, which were charged to gain on sale of discontinued operations during the quarter ended January 31, 2007, in connection with the divestiture of the image sensor operation (see Note 10. “Discontinued Operations”).
     We recorded $1 million of charges for each of the quarters ended February 3, 2008 and January 31, 2007, in connection with variable accounting related to the option to purchase 800,000 ordinary shares of Parent granted to Capstone Consulting, a company affiliated with KKR.
     Mr. Michael Marks, a member of our board of directors until July 31, 2007, was the Chief Executive Officer of Flextronics International Ltd. (“Flextronics”) until December 2005 and remains chairman of the board of Flextronics. Mr. James A. Davidson, a member of our board of directors, also serves as a director of Flextronics. In the ordinary course of business, we continue to sell products to Flextronics, which during the quarters ended February 3, 2008 and January 31, 2007 accounted for $43 million and $40 million of revenue from continuing operations, respectively. Trade accounts receivable due from Flextronics as of February 3, 2008 and October 31, 2007 were $27 million and $23 million, respectively.
     Mr. John R. Joyce, a director, also serves as a director of Hewlett-Packard Company effective July 2007. In the ordinary course of business, we continue to sell to Hewlett-Packard Company, which in the quarters ended February 3, 2008 and January 31, 2007 accounted for $5 million of revenues from continuing operations for each of the periods. Trade accounts receivable due from Hewlett-Packard Company as of February 3, 2008 and October 31, 2007 were $3 million and $7 million, respectively. We also use Hewlett-Packard Company as a service provider for information technology services. For the quarters ended February 3, 2008 and January 31, 2007, operating expenses included $9 million and $13 million, respectively, for purchases made from Hewlett-Packard Company.
12. Segment Information
     SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim consolidated financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. We have concluded that we have one reportable segment based on the following factors: sales of semiconductors represents our only material source of revenue; substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes; we use an integrated approach in developing our products in that discrete technologies developed are frequently integrated across many of our products; we use a common order fulfillment process and similar distribution approach for our products; and broad distributor networks are typically utilized while large accounts are serviced by a direct sales force. Our Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

     The following table presents net revenue and long-lived asset information based on geographic region. Net revenue is based on the shipment destination and long-lived assets are based on the physical location of the assets (in millions):

	Malaysia and	United	Rest of the
	Singapore	States	World	Total
Company
Net revenue:
Quarter ended February 3, 2008	$78	$75	$249	$402
Quarter ended January 31, 2007	70	67	238	375
Long-lived assets:
As of February 3, 2008	133	139	21	293
As of October 31, 2007	140	135	17	292
13. Commitments and Contingencies
Commitments
     Purchase Commitments. At February 3, 2008, we had unconditional purchase obligations of $30 million for fiscal year 2008 and none thereafter. These unconditional purchase obligations include agreements to purchase inventories that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.
     Long-Term Debt. At February 3, 2008, we had debt obligations of $705 million, with no principal due on the debt obligations before the beginning of fiscal year 2013. Estimated future interest expense payments related to debt obligations at February 3, 2008 were $59 million for the remainder of 2008, $78 million for 2009, $78 million for 2010, $78 million for 2011, $76 million for 2012, $74 million for 2013 and $65 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the Senior Floating Rates Notes as was in effect on February 3, 2008, commitment fees and letter of credit fees.
     There were no other substantial changes to our contractual commitments during the quarter ended February 3, 2008.
Other Indemnifications
     As is customary in our industry and as provided for in local law in the United States and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and the state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. We also from time to time provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In addition, we also enter into customary indemnification arrangements with buyers in connection with business dispositions. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion and analysis supplement the management’s discussion and analysis with respect to the fiscal year ended October 31, 2007 and the related audited financial statements included in our Form 20-F filed with the Securities and Exchange Commission (“SEC”) on December 13, 2007 as amended on February 29, 2008 (the “Form 20-F”).
Forward-Looking Statements
     The following discussion and analysis include historical and certain forward-looking information that should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the footnotes thereto. This discussion and analysis may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” in our Form 20-F. These forward looking statements address our expected future business and financial performance, and are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. These statements include those related to our products, product sales, expenses, liquidity, cash flow, growth rates and restructuring efforts. For example, there can be no assurance that our product sales efforts, revenues or expenses will meet any expectations or follow any trend(s), or that our ability to compete effectively will be successful or yield preferred results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” in our Form 20-F and elsewhere in this report. We undertake no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise. This caution is made under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”).
Overview
     We are a global supplier of analog interface components for communications, industrial and consumer applications. Our operations are primarily fabless, which means that we rely on independent foundries and third-party contractors to perform most manufacturing, assembly and test functions. This strategy allows us to focus on designing, developing and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals.
     We are the successor to the Semiconductor Products Group business segment (“SPG” or “Predecessor”) of Agilent Technologies, Inc. On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion (the “SPG Acquisition”).
     All of the financial statements included in this report are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and expressed in U.S. dollars unless otherwise noted.
Eltra Acquisition
     On January 21, 2008, we acquired all outstanding shares of Eltra S.p.A (“Eltra”), a privately-held company, for $29 million (net of cash acquired of $2 million) plus $9 million repayment of Eltra’s existing debt (the “Eltra Acquisition”). The purchase price was allocated to the acquired net assets based on preliminary estimates of fair values as follows: total assets of $47 million, including intangible assets of $11 million, goodwill of $23 million and cash of $2 million, and total liabilities of $7 million (which include $2 million of loan secured by land and building in Italy).
Disposition
     In October 2007, we entered into a definitive agreement to sell our infra-red operations to Lite-On Technology Corporation (“Lite-On”) for $19 million in cash, $2 million of contingent payment which we expect to receive in our quarter ending May 4, 2008, and the right to receive guaranteed cost reductions or rebates based on our future purchases of non infra-red products from Lite-On (of which we recorded as an asset based on the estimated fair values of the future cost reductions or rebates). Under the agreement, we also agreed to a minimum purchase commitment of non infra-red products over the next three years. This transaction closed on January 10, 2008 resulting in a gain of approximately $3 million, which was reported as income from and gain on discontinued operations. The transaction is subject to final adjustments which are expected to be finalized during the second quarter of fiscal year 2008.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and the results of operations are based on our unaudited condensed consolidated financial statements that have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. Our critical accounting policies are those that affect our historical financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, valuation of long-lived assets, intangible assets and goodwill, inventory valuation, accounting for income taxes and share-based compensation.
     There have been no significant changes in our critical accounting policies during the quarter ended February 3, 2008 compared to what was previously disclosed in “Critical Accounting Policies and Estimates” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 20-F, other than the adoption of Financial Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes” as discussed further in Note 9. “Income Taxes” to the unaudited condensed consolidated financial statements.
Share-Based Compensation
     Effective November 1, 2006 (fiscal year 2007), we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment.” SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”
     We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation with straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards for the quarters ended February 3, 2008 and January 31, 2007 has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current market price of the underlying common stock. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our common stock.
     For the quarters ended February 3, 2008 and January 31, 2007, we recorded a total charge of $7 million and $10 million, respectively, of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative expenses, as appropriate.
     The weighted-average assumptions utilized for our Black-Scholes valuation model for the quarters ended February 3, 2008 and January 31, 2007 are as follows:

	Quarter Ended
	February 3, 2008	January 31, 2007
Risk-free interest rate	3.8%	4.7%
Dividend yield	0.0%	0.0%
Volatility	43.0%	50.0%
Expected term (in years)	6.5	6.5
     The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 110. Determining the input factors such as expected volatility and estimated forfeiture rates requires significant judgment based on subjective future expectations.

 Results from Continuing Operations
Quarter Ended February 3, 2008 Compared to Quarter Ended January 31, 2007
     The following tables set forth the results of operations for the Company for the quarters ended February 3, 2008 and January 31, 2007.

	Quarter Ended		Quarter Ended
	February 3, 2008	January 31, 2007	February 3, 2008	January 31, 2007
	(In millions)		As a percentage of net revenue
Statement of Operations Data:
Net revenue	$402	$375	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	230	235	57%	63%
Amortization of intangible assets	14	15	4%	4%
Restructuring charges	1	14	0%	3%

Total cost of products sold	245	264	61%	70%
Research and development	66	50	16%	14%
Selling, general and administrative	50	57	13%	15%
Amortization of intangible assets	7	7	2%	2%
Restructuring charges	2	8	0%	2%

Total costs and expenses	370	386	92%	103%

Income (loss) from operations	32	(11)	8%	(3)%
Interest expense	(25)	(29)	(6)%	(7)%
Loss on extinguishment of debt	(10)	—	(2)%	0%
Other income, net	1	1	0%	0%

Loss from continuing operations before taxes	(2)	(39)	0%	(10)%
Provision for income taxes	3	3	1%	1%

Loss from continuing operations	(5)	(42)	(1)%	(11)%
Income from and gain on discontinued operations, net of income taxes	9	48	2%	13%

Net income	$4	$6	1%	2%

     Net revenue.  Substantially all of our net revenue is derived from sales of semiconductor components incorporated into electronic products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals. We sell our products primarily through our direct sales force. We also utilize distributors for a portion of our business.
     Net revenue was $402 million for the quarter ended February 3, 2008, compared to $375 million for the quarter ended January 31, 2007, an increase of $27 million or 7%. The increase in revenue was primarily driven by an increase in sales from products targeted at the wireless communications market.
     Cost of products sold.  Our cost of products sold consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of products sold also includes personnel costs and overhead related to our manufacturing and manufacturing engineering operations, including share-based compensation, and related occupancy, computer services and equipment costs, manufacturing quality, order fulfillment and inventory adjustments, including write-downs for inventory obsolescence and other manufacturing expenses.
     Total cost of products sold (which includes amortization of manufacturing-related intangible assets and restructuring charges) was $245 million for the quarter ended February 3, 2008, compared to $264 million for the quarter ended January 31, 2007, a decrease of $19 million or 7%. As a percentage of net revenue, cost of products sold decreased to 61% for the quarter ended February 3, 2008 from 70% for the quarter ended January 31, 2007. During the quarter ended January 31, 2007, we incurred $14 million of restructuring charges within cost of products sold as compared to $1 million for the quarter ended February 3, 2008. Additionally, other cost of products sold also decreased by $5 million due to better utilization of our manufacturing capacity and a richer product mix.
     Research and development.  Research and development expense consists primarily of personnel costs for our engineers engaged in the design, development and technical support of our products and technologies. These expenses also include project material costs, third-party fees paid to consultants, prototype development expenses, allocated facilities costs and other corporate expenses and computer services costs related to supporting computer tools used in the engineering and design process.

     Research and development expense was $66 million for the quarter ended February 3, 2008, compared to $50 million for the quarter ended January 31, 2007, an increase of $16 million or 32%. As a percentage of net revenue, research and development expenses increased from 14% to 16%. Higher research and development expense for the quarter ended February 3, 2008 was due to our focus on a larger number of product introductions as well as realignment of technical resources to focus on product development.
     Selling, general and administrative.  Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel, including share-based compensation, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. Our general and administrative expense consists primarily of compensation and associated costs for executive management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses.
     Selling, general and administrative expense was $50 million for the quarter ended February 3, 2008, compared to $57 million for the quarter ended January 31, 2007, a decrease of $7 million or 12%. As a percentage of net revenue, selling, general and administrative expense decreased from 15% to 13%. The decrease in selling, general and administrative expense for the quarter ended February 3, 2008 was driven by restructuring actions taken in the past twelve months.
     Amortization of intangible assets. We recorded intangible assets primarily in connection with our acquisitions, with Eltra acquisition as the most recent one on January 21, 2008. These intangible assets are being amortized over their estimated useful lives of nine months to 20 years.
     Amortization of intangible assets charged to operating expenses was $7 million for each of the quarters ended February 3, 2008 and January 31, 2007.
     Restructuring charges.  During the quarter ended February 3, 2008, we incurred total restructuring charges of $3 million, predominantly representing one-time employee termination benefits. See Note 7. “Restructuring Charges” to the unaudited condensed consolidated financial statements.
     Interest expense.  In connection with the SPG Acquisition, we incurred substantial indebtedness. Although this debt has been significantly reduced or repurchased, principally through net proceeds derived from the divestitures of our storage business and printer ASICs business and cash flows generated from operations, the interest expense relating to this debt has adversely affected, and will continue to adversely affect, our earnings.
     Interest expense was $25 million for the quarter ended February 3, 2008, compared to $29 million for the quarter ended January 31, 2007, which represents a decrease of $4 million or 14%. We presently estimate that the cash portion of our interest expense for the fiscal year ending November 2, 2008 will be $84 million, subject to possible increase or decrease due to change in interest rates applicable to our variable rate indebtedness.
     Loss on extinguishment of debt. During the quarter ended February 3, 2008, we redeemed $200 million of our Senior Floating Rate Notes. The redemption of these Senior Floating Rate Notes resulted in a loss on extinguishment of debt of $10 million. See Note 6. “Senior Credit Facilities and Borrowings” to the unaudited condensed consolidated financial statements.
     Other income, net.  Other income, net includes interest income, foreign currency gain (loss) and other miscellaneous items. Other income, net was flat at $1 million for each of the quarters ended February 3, 2008 and January 31, 2007.
     Provision for income taxes.  We recorded income tax expense of $3 million for each of the quarters ended February 3, 2008 and January 31, 2007.
Liquidity and Capital Resources
      Our short-term and long-term liquidity requirements primarily arise from: (i) interest and principal payments related to our debt obligations, (ii) working capital requirements and (iii) capital expenditures.
     We expect our cash flows from operations, combined with availability under our revolving credit facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for the next 12 months.
     Our ability to service our indebtedness will depend on our ability to generate cash in the future. Given our high level of debt and related debt service requirements, we may not have sufficient cash available to meet any large unanticipated liquidity requirements, other than from available borrowings, if any, under our revolving credit facility. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures. If we do not have sufficient cash for these purposes, our financial condition and our business could suffer.

Cash Flows for the Quarters Ended February 3, 2008 and January 31, 2007
     Net cash used in operations during the quarter ended February 3, 2008 was $13 million. The net cash used in operations was primarily due to changes in operating assets and liabilities of $60 million and a gain on sale of discontinued operations of $9 million, offset by non-cash charges of $52 million. Non-cash charges for the quarter ended February 3, 2008 include $40 million for depreciation and amortization, $7 million in share-based compensation and $5 million loss on extinguishment of debt. Significant changes in operating assets and liabilities from October 31, 2007 include an increase in accounts receivable and inventory of $13 million and $12 million, respectively, which were in line with our increase in operations due to increase in revenue, as well as a decrease in other current liabilities and employee compensation and benefits accruals of $39 million and $16 million, respectively, as a result of the timing of disbursements. These uses of cash are partially offset by increases from October 31, 2007 in accounts payable and other long-term assets and liabilities of $6 million and $14 million, respectively.
     We used $76 million in cash in operations during the quarter ended January 31, 2007. The net cash used in operations was primarily due to changes in operating assets and liabilities of $90 million and a gain on sale of discontinued operations of $48 million, offset by non-cash charges of $56 million. Non-cash charges for the quarter ended January 31, 2007 include $46 million for depreciation and amortization and $10 million in share-based compensation. Significant changes in operating assets and liabilities from October 31, 2006 include a decrease in accounts payable of $29 million and an increase in other current assets and current liabilities of $56 million due primarily to the timing of payments (including $21 million of payment in legal settlement), as well as a decrease in employee compensation and benefits accruals of $25 million as the result of disbursements related to our employee benefit programs. These uses of cash are partially offset by decreases from October 31, 2006 in accounts receivable and inventory of $11 million and $3 million, respectively.
     Net cash used in investing activities for the quarter ended February 3, 2008 was $34 million. The net cash used in investing activities was principally due to the payment of purchase price and repayment of existing debt in the Eltra Acquisition for $38 million and purchases of property, plant and equipment of $15 million, offset by net proceeds received from the sale of the infra-red operation and the contingent payment received from the sale of the image sensor operation which totaled $25 million. Net cash provided by investing activities for the quarter ended January 31, 2007 was $44 million, which was primarily due to net proceeds from the sale of the image sensor operation of $55 million, offset by purchases of property, plant and equipment of $11 million.
     Net cash used in financing activities for the quarter ended February 3, 2008 was $201 million, comprised mainly of the redemption of Senior Floating Rate Notes of $200 million. Net cash was not affected by financing activities for the quarter ended January 31, 2007.
Indebtedness
     We have a substantial amount of indebtedness. As of February 3, 2008, we had $712 million outstanding in aggregate indebtedness and capital lease obligations, with an additional $375 million of borrowing capacity available under our revolving credit facility (including outstanding letters of credit of $16 million at February 3, 2008, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis). Our liquidity requirements are significant, primarily due to debt service requirements.
     During the quarter April 30, 2007, we repurchased $77 million in principal amounts of the Senior Fixed Rate Notes and paid $7 million in early tender premium, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of $7 million early tender premium, $2 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses.
     During the quarter ended July 31, 2007, we repurchased $6 million in principal amounts of the Senior Fixed Rate Notes from the open market, resulting in a loss on extinguishment of debt of $1 million.
     During the quarter ended February 3, 2008, we redeemed $200 million in principal amounts of the Senior Floating Rate Notes. We redeemed the Senior Floating Rate Notes at 2% premium of the principal amount, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of the $4 million premium and a $6 million write-off of debt issuance costs and other related expenses.
Contractual Commitments
     At February 3, 2008, we had unconditional purchase obligations of $30 million for fiscal year 2008 and none thereafter. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

     Long-Term Debt.  At February 3, 2008, we had debt obligations of $705 million, with no principal due on the debt obligations before the beginning of fiscal year 2013. Estimated future interest expense payments related to debt obligations at February 3, 2008 were $59 million for the remainder of 2008, $78 million for 2009, $78 million for 2010, $78 million for 2011, $76 million for 2012, $74 million for 2013 and $65 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the Senior Floating Rate Notes as was in effect on February 3, 2008, commitment fees, and letter of credit fees.
     There were no other substantial changes to our contractual commitments in the first fiscal quarter of 2008.
Off-Balance Sheet Arrangements
     We had no material off-balance sheet arrangements at February 3, 2008.
New Accounting Pronouncements
     In February 2008, the Financial Accounting Standard Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 157-2”. This FSP delays the effective date of SFAS No. 157, “Fair Value Measurements” by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The delay gives the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157 to these assets and liabilities. For items covered by the FSP, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We are currently assessing the impact that this FSP will have on our results of operations and financial position.
     In February 2008, the FASB issued FSP FAS 157-1. This FSP amends FAS No. 157 to exclude SFAS No. 13, “Accounting for Leases”, and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by SFAS No. 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. We are currently assessing the impact that this FSP will have on our results of operations and financial position.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141R will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141R expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed from contractual and non-contractual contingencies to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. SFAS No. 141R is effective for us beginning in fiscal 2010. We are currently assessing the impact that SFAS No. 141R will have on our results of operations and financial position.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of this new pronouncement and the related impact on our financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. We are currently assessing the impact of the adoption of this Statement.
     In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN No. 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and as a result, was effective for us on November 1, 2007. See Note 9. “Income Taxes” to the unaudited condensed consolidated financial statements for additional information, including the effects of the adoption.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate
     At February 3, 2008, we had $50 million of debt outstanding under the Senior Floating Rate Notes which is based on a floating rate index. A 0.125% change in interest rates would increase the annual interest expense on the floating rate indebtedness by $0.1 million.
Currency Exchange Rates
     Our revenues, costs and expenses and monetary assets and liabilities are exposed to changes in currency exchange rates as a result of our global operating and financing activities. To mitigate the exposures resulting from the changes in the exchange rates of these currencies, we entered into foreign exchange forward contracts. These contracts were designated at inception as hedges of the related foreign currency exposures, which included committed and anticipated revenue and expense transactions that were denominated in currencies other than the functional currency of the subsidiary which had the exposure. Our hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes. As of February 3, 2008, the fair value of all our outstanding forward contracts was immaterial.
Controls and Procedures
     (a) Evaluation of Disclosure Controls and Procedures. As required by SEC Rule 15d-15(b), our management, with the participation of our Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”), evaluated the effectiveness of our disclosure controls and procedures as of February 3, 2008. We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our Exchange Act filings is properly and timely recorded, processed, summarized and reported. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our CEO and CFO concluded that, as of February 3, 2008, our disclosure controls and procedures were effective at the reasonable assurance level.
     (b) Changes in Internal Controls Over Financial Reporting. Not applicable.
OTHER INFORMATION
Legal Proceedings
     From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including commercial disputes and employment issues. As of the date of this filing, we are not involved in any pending legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows. However, certain pending disputes involve claims by third parties that our activities infringe their patent, copyright, trademark or other intellectual property rights. These claims generally involve the demand by a third party that we cease the manufacture, use or sale of the allegedly infringing products, processes or technologies and/or pay substantial damages or royalties for past, present and future use of the allegedly infringing intellectual property. Such claims that our products or processes infringe or misappropriate any such third party intellectual property rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. In addition, regardless of the merit or resolution of such claims, complex intellectual property litigation is generally costly and diverts the efforts and attention of our management and technical personnel.
Risk Factors
     In addition to the other information set forth in this report, you should carefully consider the factors discussed in “Risk Factors” included in our Form 20-F which have not materially changed. Those risks, which could materially affect our business, financial condition or future results, are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Unregistered Sales of Equity Securities and Use of Proceeds
     Not Applicable.
Defaults Upon Senior Securities
     Not Applicable.
Submission of Matters to a Vote of Security Holders
     Not Applicable.
Other Information
     Not Applicable.
Exhibits
     None.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

By:	/s/ Mercedes Johnson
Mercedes Johnson
Chief Financial Officer

Date: March 13, 2008